TELESAT ORDERS NIMIQ 6 FROM SPACE SYSTEMS/LORAL

POWERFUL NEW CANADIAN BROADCAST SATELLITE
TO BEGIN OPERATIONS MID-2012

 NIMIQ 6 FULLY LEASED TO BELL TV FOR THE SATELLITE’S LIFETIME

OTTAWA, CANADA, December 30, 2009 – Telesat, the world’s fourth largest fixed satellite services operator, announced today its decision to procure a new direct broadcast satellite called Nimiq 6 from Space Systems/Loral (SS/L).  As announced by Telesat September 17, 2009, Bell TV has agreed to fully lease this new satellite for its lifetime to serve the fast-growing number of Bell TV subscribers across Canada.

“I’m very pleased that Telesat has ordered a new, state-of-the-art satellite for our largest customer, Bell TV, enhancing Bell’s ability to deliver advanced High Definition TV and other video services for their subscribers throughout Canada,” said Dan Goldberg, Telesat’s President and CEO.  “SS/L was selected to build Nimiq 6 following a competitive procurement process as they offered the best combination of technology, cost and schedule.  Nimiq 6 will result in meaningful incremental revenue and EBITDA for Telesat and, given that Bell TV has leased all of the satellite’s capacity for its expected lifetime, it significantly increases Telesat’s already industry leading contractual backlog to revenue ratio.”

SS/L is the leading provider of commercial satellites and will be the prime contractor for Nimiq 6, designing and building the satellite and supplying its payload of 32 high powered Ku-band transponders.  Nimiq 6 will utilize the proven SS/L1300 platform and has a planned 15 year mission life.

About Telesat (www.telesat.com)
Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat is the fourth largest fixed satellite services operator.  The company provides reliable and secure satellite-delivered communications solutions to broadcast, telecom, corporate and government customers.  Telesat has a global state-of-the-art fleet of 12 satellites, with two more under construction, and manages the operations of 13 additional satellites for third parties.  Telesat is privately held.  Its principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc.

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Forward-Looking Statements Safe Harbour
This news release contains statements that are not based on historical fact and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  When used in this news release, the words “scheduled for”, “planned”, “will”, or “expected” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information.  Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.  Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s final prospectus filed with the United States Securities and Exchange Commission (SEC) on June 29, 2009 as well as Telesat Canada’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov.  Readers are specifically referred to those documents.  Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance and risks associated with domestic and foreign government regulation.  The foregoing list of important factors is not exclusive.  The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release.  Telesat disclaims any obligation or undertaking to update or revise the information herein.

For further information:
Vanessa Brûlé, Telesat, +1 613 748-8700 ext. 2407 (vbrule@telesat.com)